FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 7th May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS

Date of Notification:	6 May 2008
Today’s date:	7 May 2008
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	7 May 2008

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:

Directors who have interests in employee share plans (names listed below)

Nature of the transaction:

The delivery of vested shares of Royal Dutch Shell plc (RDS) under the Deferred Bonus Plan (DBP) in respect of the annual bonus that was deferred for performance year 2004.

Consideration for the transaction:

No consideration has been paid by the relevant Director on the vesting of the award.

Classes of security:

Royal Dutch Shell Class A –ordinary shares (“RDSA”) Royal Dutch Shell Class B –ordinary shares (“RDSB”)

Directors

Jeroen van der Veer	40,907	RDSA	(listed on Euronext Amsterdam)
Malcolm Brinded	26,719	RDSB	(listed on London Stock Exchange)

The DBP provides for Directors to invest a portion of their annual bonus in deferred bonus shares. The amount vested includes the dividends accrued in the form of shares (“dividend shares”) on their deferred bonus shares, one guaranteed matching share for every four deferred bonus shares plus, taking into account the performance of the Company over the relevant performance period, a portion of one additional performance related matching share. The vested amounts disclosed are prior to any sale of shares made in respect of applicable withholding tax and other deductions. Further details of the DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2007.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 7 May 2008